16 December 2008

CADBURY ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Cadbury plc is pleased to announce that Andrew Bonfield will join the Company in February 2009 as Chief Financial Officer (CFO) designate. He will join the Board and take over as CFO from Ken Hanna, the current CFO, when he retires from the Board in April 2009.

Andrew Bonfield, 46, has 10 years experience as a CFO, including 8 years at two of the world’s largest pharmaceutical companies. Most recently, he was Chief Financial Officer of Bristol-Myers Squibb (NYSE: BMY) the international pharmaceutical business. Previously, Andrew was Executive Director of Finance at BG Group plc, and CFO at SmithKline Beecham plc, prior to its merger with Glaxo Wellcome plc. His non-executive responsibilities have included serving on the Boards of BOC Group plc (2003 – 2006) and ImClone Systems Inc (2007 — 2008).

Commenting on Andrew’s appointment, Todd Stitzer, CEO of Cadbury, said: “I am delighted we have been able to attract someone of Andrew’s calibre and experience to Cadbury. He has established a strong track record as an international and FTSE100 CFO. He will have a key role to play in sustaining our focus on performance delivery as we unlock the full potential of our total confectionery model.”

Andrew Bonfield added: “I am very pleased to be joining Cadbury at an exciting time in the Company’s development. It has an outstanding portfolio of chocolate, gum and candy brands, a broad developed and emerging market footprint and a clear strategy to create shareholder value. I look forward to working closely with Todd and the team to achieve their goals.”

As CFO at Bristol-Myers Squibb, Andrew was responsible for all aspects of the company’s finances, including tax, treasury, audit, investor relations, information management, purchasing, financial shared services, strategy and corporate and business development.

Ken Hanna announced his retirement from Cadbury in October 2008 to take up a number of non-executive appointments. In May 2009, he will become Chairman of Inchcape plc.

— ENDS —

FOR FURTHER INFORMATION

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http://www.cadbury.com

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Rollo Head

Notes:

About Andrew Bonfield
Andrew Bonfield was born on 17 August 1962. Educated in South Africa, Andrew joined Price Waterhouse in 1984. In 1989, he joined SmithKline Beecham, where he held a number of senior finance roles concluding with his appointment to the Board and becoming Chief Financial Officer at the start of 1999. Following the merger of Glaxo Wellcome plc and SmithKline Beecham plc in 2000, Andrew joined BG Group plc as a main Board Director responsible for Finance. In 2002, Andrew moved back into pharmaceuticals, relocating to the US to join Bristol-Myers Squibb. In 2007, he was named as one of Institutional Investor’s Top CFO’s.

A British citizen, Andrew is a chartered accountant and holds a Bachelor of Commerce degree from the University of Natal in Durban.

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Co. in candy.